## Contact

www.linkedin.com/in/travis-mann-9a71701b (LinkedIn)

## Top Skills

Entertainment Law
Film Finance
Distribution Agreements

# Travis Mann

Executive Producer at REAGAN
College Grove, Tennessee, United States

## Summary

Travis developed and executive produced I CAN ONLY IMAGINE, and is president of Cobalt Pictures, a global film and television sales company specializing in "positively inspiring" entertainment.

Specialties: Motion picture and television development, finance and production; screenwriting and storytelling; dealmaking and contract negotiation; entertainment law; international sales and distribution.

## Experience

**Cobalt Pictures**
President
February 2014 - Present (10 years 8 months)

Global sales. Production. Finance.  Cobalt Pictures - "Positively inspiring."

**I CAN ONLY IMAGINE**
Executive Producer
September 2011 - Present (13 years 1 month)

**Mission Pictures**
Head of Production
January 2012 - January 2014 (2 years 1 month)

Oversaw the development, finance and production of film and television projects.  Obtained uplifting, high-quality screenplays, books and articles for development.  Developed original pitches and treatments internally. Provided story notes, and cast, director and writer lists during development. Worked closely with writers and directors on screenplay revisions.  Structured, negotiated and closed various intellectual property finance and distribution deals, including studio co-production agreements, publishing house library agreements, first-look talent deals, and theatrical distribution output arrangements.  Acquired completed films for distribution.

Infinity Media, Inc.

## Vice President
December 2009 - January 2012 (2 years 2 months)

Supervised the development and production of film and television projects for Academy Award-nominated producer Michael Ohoven.  Negotiated option and acquisition deals, talent deals, production financing and investment agreements, distribution agreements and foreign sales agreements.

## Inferno Entertainment, LLC
### Vice President, Business Development & Special Projects
June 2006 - December 2009 (3 years 7 months)

Brought in and developed high-concept scripts, pitches and projects.  Oversaw production of The King of Fighters in Vancouver, B.C.  Negotiated film finance and distribution agreements, including a multimillion-dollar promotional partnership/product tie-in arrangement, a revolving credit facility for film production, and an output/first look agreement with a major studio co-financier, the first §181 U.S. tax deal for a federal film subsidy, and individual financial closings for several motion pictures utilizing the credit facility and various equity partners. Acquired completed films for international sales.

## Crystal Sky Pictures
### Vice President, Business Affairs & Business Development
April 2004 - June 2006 (2 years 3 months)

Drafted and negotiated finance and distribution agreements for motion picture projects, including the creation of a U.K. tax-driven fund, a domestic co-financing joint venture with a studio-based production partner, an international prints and advertising fund, a London-based film equity fund, and several domestic and international co-production partnerships.  Created sales agency and acquisition agreements and a variety of rights agreements for the option and purchase of screenplays, books, toys and video games, plus related writing, producing, directing and acting agreements.  Supervised outside counsel in London and Los Angeles.

## Travis Mann
### Independent Producer, Writer, Attorney
December 1999 - April 2004 (4 years 5 months)

Developed, wrote and produced film and television projects.  Advised production companies and individual producers on motion picture finance, development and production issues, including: state and international tax subsidies, equity investment and profit participation structures, labor, employment and guild issues, co-producing partnerships, and domestic and international distribution deals.  Negotiated and drafted option, acquisition and related intellectual property rights agreements, as well as writing, directing, producing and other personal service agreements.

## Rosenfeld Meyer & Susman, LLP
Entertainment Associate
October 1995 - December 1999 (4 years 3 months)

Represented a number of media companies and multinational corporations in connection with financial and legal issues related to the production and exploitation of filmed entertainment. Served as outside counsel for New Regency and Warner Bros. in connection with the development and production of various motion pictures.

## The Walt Disney Company
Attorney
August 1994 - October 1995 (1 year 3 months)

Negotiated and drafted option and acquisition agreements for screenplays, books, life story rights and other intellectual property, as well as talent agreements, personal service contracts and overall studio deals, all in connection with the development and production of live-action and animated motion pictures.

## Hill Wynne Troop & Meisinger
Litigation Associate
September 1993 - August 1994 (1 year)

Researched and drafted motions and legal memoranda pertaining to general business litigation matters and intellectual property issues for corporate clients.

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# Education

## UCLA School of Law
Juris Doctor  · (1990 - 1993)

## Southern Methodist University
Bachelor of Business Administration, Finance · (1986 - 1990)

## Texas High School